BAKER & MCKENZIE
東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2004 AUG 26 P 3:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036552

August 25, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

1. Notice of 28th Ordinary General Meeting of Shareholders dated June 14, 2004 (summary translation);
2. Notice of Resolutions of the 28th Ordinary General Meeting of Shareholders dated June 29, 2004 (translation); and
3. Annual Securities Report for the 28th Business Year dated June 29, 2004 (brief explanation in lien of translation).

Thank you for your attention.

Yours truly,

Seishi Ikeda
Seishi Ikeda

PROCESSED
AUG 30 2004
THOMSON FINANCIAL

SI
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

(Summary Translation)

File No.82-5233

June 14, 2004

To the Shareholders:

NOTICE OF THE 28TH ORDINARY GENERAL MEETING
OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 28th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal registered with the Company.

Yours very truly,

4-2, Miyamoto-cho,
Ageo City, Saitama Prefecture

BELLUNA CO., LTD.

Kiyoshi Yasuno
President and Representative Director

<u>Description</u>

1. Date and hour:

June 29 (Tuesday), 2004, 10:00 a.m.

2. Place:

9F, Conference Room, Head Office of the Company,
4-2, Miyamoto-cho, Ageo City, Saitama Prefecture

3. Matters forming the objects of the meeting:

Matters to be reported:

Report on the balance sheet as of March 31, 2004, the business report and statement of income for the 28th business year (from April 1, 2003 to March 31, 2004) and the cancellation of shares of treasury stock of the Company.

Matters to be resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 28th business year

Proposition No. 2: Amendment to the Articles of Incorporation

The outline of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.

Proposition No. 3: Election of five Directors

Proposition No. 4: Election of one Statutory Auditor

- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

BUSINESS REPORT

(For the period from April 1, 2003 to March 31, 2004)

1. Outline of business activities:

(1) Business trends and achievement:

The Japanese economy showed trend of recovery through capital expenditure and export during the second half of the business year. However, consumer spending did not become strong though share prices raised up in general.

In the retail industry, general trend went back and forth, seeing some improvement to some extent.

Under this circumstances, the mail-order industry generally grew due to rapid growth of small and medium sized specialty mail-order operations. However, at the same time, competition became intense overall for major general mail-order companies.

Against this background, the Company exerted its efforts to provide products that may offer good value to customers, raise its service levels and improve cost efficiency.

As a result of these efforts, net sales grew by 6.0% from the previous business year, to ¥98,991 million.

With respect to profits, operating income decreased by 7.7% from the previous business year to ¥8,844 million, ordinary income decreased by 0.8% to ¥9,623 million and net income increased by 1.0% to ¥5,510 million.

[Catalog Business]

Net sales in the catalog business grew by 4.4% from the previous business year to ¥79,951 million, mainly due to increase of sales of household goods.

[Special Order Product Business]

Net sales in the special order product business totaled ¥10,859 million, a 4.2% increase from the previous business year, due to strong sales of wine and foods.

[Financial Service Business]

Interest income in the financial service business grew by 3.5% from the previous business year to ¥4,792 million, due to increase of outstanding loans mainly to good customers.

[Other Businesses]

As a result of aggressively developing new clients, net sales in the other business grew by 85.8% from the previous business year to ¥3,387 million yen.

Net sales by item:

Item	27th business year (April 1, 2002 to March 31, 2003) Net sales (million yen)	Composition ratio (%)	28th business year (April 1, 2003 to March 31, 2004) Net sales (million yen)	Composition ratio (%)	Increase/Decrease Amount (million yen)	Rate of increase/decrease (%)
Catalog Business						
Clothing	36,671	39.2	38,511	38.9	1,840	5.0
Household goods	13,403	14.3	15,019	15.2	1,616	12.1
Personal accessories and hobby items	12,600	13.59	12,903	13.0	302	2.4
Other items	11,109	11.9	10,400	10.5	(-) 708	(-) 6.4
Commission revenue	2,762	3.0	3,116	3.2	353	12.8
Subtotal	76,547	81.9	79,951	80.8	3,404	4.4
Special Order Product Business						
Foodstuffs and other items	10,418	11.2	10,859	11.0	441	4.2
Subtotal	10,418	11.2	10,859	11.0	441	4.2
Financial Service Business						
Loan interest income	4,630	5.0	4,792	4.8	161	3.5
Subtotal	4,630	5.0	4,792	4.8	161	3.5
Other Businesses	1,823	1.9	3,387	3.4	1,564	(-) 85.8
Total	93,419	100.0	98,991	100.0	5,571	6.0

(Note) Net sales in other businesses comprise enclosure and mailing commissions (revenues gained by enclosing advertising materials of other companies with products and catalogs delivered by the Company), among other things.

(2) Investment in plant and equipment:

Investment in plant and equipment during the business year under review totaled ¥1,964 million, which was spent mainly as follows:

Land and Building for business:	Kawagoe City, Saitama Prefecture
Head Office (added):	Ageo City, Saitama Prefecture
Land for business:	Ageo City, Saitama Prefecture

(3) Financing:

During the 28th business year, the Company issued the 1st stock acquisition rights (as of July 3, 2003) by way of shareholders allotment, and received 152 million yen for issuance of such rights and 665 million yen for exercise of such rights.

(4) Recent business performance and assets:

Item	25th April 1, 2000 - Mar. 31, 2001	26th April 1, 2001 - Mar. 31, 2002	27th April 1, 2002 - Mar. 31, 2003	28h April 1, 2003 - Mar. 31, 2004
Net sales (million yen)	72,970	82,453	93,419	98,991
Ordinary income (million yen)	7,303	8,698	9,700	9,623
Net income for the year (million yen)	4,240	4,735	5,457	5,510
Net income per share for the year (yen)	236.66	242.01	254.48	260.25
Total assets (million yen)	67,777	73,193	82,142	85,627
Net assets (million yen)	28,010	32,324	36,019	40,432

(Notes) 1. Net income per share for the year is calculated based on the average of the total number of issued shares during each business year.

2. As of May 19, 2000, each share of the Company was split into 1.2 shares. Net income per share for the 25th business year was calculated as if the stock split was made at the beginning of the business year.

3. As of May 19, 2001, each share of the Company was split into 1.1 shares. Net income per share for the 26th business year was calculated as if the stock split was made at the beginning of the business year.

4. As of May 19, 2002, each share of the Company was split into 1.1 shares. Net income per share for the 27th business year was calculated as if the stock split was made at the beginning of the business year.

(5) Future challenges:
[translation omitted]

2. Outline of the Company (as of March 31, 2004)

(1) Major businesses:

The Company is primarily engaged in the retail of clothing, household goods, personal accessories, hobby items, foodstuffs, etc., mainly targeting female customers, as well as financial services and enclosure services of advertising materials.

As to its sales method, the Company has employed a mail-order system in which it distributes inserts and catalogs, receive orders via mail, telephone, facsimile and the Internet and deliver products. The Company is conducting operations nationwide.

(2) Main offices:

(i) Head Office: 4-2, Miyamoto-cho, Ageo City, Saitama Prefecture

(ii) Business offices and distribution centers

Kita-Kanto Call Center:	Konosu City, Saitama Prefecture
Kita-Kanto Branch Office:	Konosu City, Saitama Prefecture
Ryoke Maruyama Distribution System Center:	Ageo City, Saitama Prefecture
Utsunomiya Distribution System Center:	Kamitsuga-gun, Tochigi Prefecture

(3) State of shares:

(i) Total number of shares authorized to be issued by the Company: 34,624 thousand shares

(ii) Total number of issued shares: 21,695 thousand shares

(Notes) 1. The total number of issued shares increased by 165 thousand shares as compared with the end of the previous business year, as a result of exercise of stock acquisition rights.

2. At the meeting of the Board of Directors held on March 4, 2004, it was resolved that as of May 20, 2004, a stock split (free distribution of shares) be made at the rate of 1.1 shares to each share held by the shareholders appearing in the final register of shareholders and the final register of beneficial shareholders as of March 31, 2004. Consequently, 2,169 thousand shares were to be issued.

(iii) Number of shareholders: 3,584 persons (an increase of 890 persons as compared with the end of the previous business year)

(iv) State of stock acquisition rights:

Issued stock acquisition rights:	"The first series stock acquisition rights by way of allotment to shareholders" which was resolved for issuance at the meeting of Board of Directors held on February 28, 2003.
Number of stock acquisition rights:	1,196 thousand
Class and number of shares upon exercise of the rights:	1,196 thousand shares of common stock.

Issue price of the rights: ¥112

(Note) As a result of stock split referred to in (Note) 2 of item (ii) above, number of shares upon exercise of the rights has been amended to 1,316 thousand shares.

(v) Principal shareholders (largest ten):

Name	Shares in the Company held by Shareholder (shareholding ratio)		Shares in Shareholder held by the Company (shareholding ratio)	
	(thousand shares)	(%)	(thousand shares)	(%)
Kiyoshi Yasuno	4,259	20.33	-	-
Friend Stage Co., Ltd.	2.935	14.01	-	-
Nippon Revoir Inc.	1,637	7.82	-	-
The Master Trust Bank of Japan, Ltd.	1,348	6.44	-	-
Japan Trustee Services Bank, Ltd.	1,006	4.80	-	-
Kimi Yasuno	789	3.77	-	-
Trust & Custody Services Bank, Ltd.	773	3.69	-	-
Sumitomo Mitsui Banking Corporation	464	2.21	-	-
The Ashikaga Bank, Ltd.	434	2.07	-	-
Morgan Stanley & Company, Inc.	406	1.94	-	-

(Notes)
1. The above number of shares held by the trust banks includes those shares related to their trust business.
2. The company has 716,120 shares as treasury stock. Since treasury stock has no voting rights, the above table does not refer to such treasury stock.
3. The company has 37.8 shares of common stock of Sumitomo Mitsui Financial Group, a holding company of Sumitomo Mitsui Banking Corporation.
4. Yukado Co., Ltd. has changed its registered name to Friend Stage Co., Ltd. as of June 10, 2003.

(4) Acquisition and disposition etc. by the Company of its treasury stock.

(i) Treasury stock acquired:
1. Class and number of shares: 396,001 shares of common stock
2. Total acquisition price of shares: ¥1,408 million
   [translation of breakdown of purpose omitted]

(ii) Treasury stock disposed:

1. Class and number of shares: 108 shares
2. Total disposition amount of shares: ¥0 million

(iii) Treasury stock held as of March 31, 2004: 716,210 shares of common stock

(5) State of employees:

	Number of employees (persons)	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
Male	440	67 (+)	31.4	5.3
Female	315	65 (+)	29.4	3.7
Total or Average	755	132 (+)	30.6	4.7

(Notes) 1. The above number of employees does not include part-timers.

2. The average number of part-timers employed during the business year under review (calculated based on eight hours per capita) was 1365.

(6) State of business affiliations:

(i) State of major subsidiaries:

Name of Company	Capital stock	Shareholding ratio (%)	Major businesses
Toyo Kanpo Co., Ltd.	¥10 million	100.0	Mail-order sales
Friendly Co., Ltd.	¥50 million	100.0	Mail-order sales
El Dorado Co., Ltd.	¥10 million	100.0	Building leasing and restaurants
Bellnet International H.K. Ltd.	HK$1,800 thousand	100.0	Mail-order sales
Ozio Co., Ltd.	¥50 million	100.0	Cosmetics
Bell-Net Finance Co., Ltd.	HK$3,500 thousand	100.0	Financial services
B.N. International USA Inc.	US$500 thousand	100.0	Mail-order sales

(Notes) Tokyo Kampo Co., Ltd. Changed its company name to [Refre Co., Ltd.] as of April 1,2004.

(ii) Development of business affiliations:

Ozio Co., Ltd. increased its capital by ¥50 million and its stated capital amount became ¥100 million. For such increase of capital, the Company subscribed ¥40 million and Kiyoshi Yasuno, Representative Director of the Company subscribed ¥10 million, respectively. As a result, the Company's voting rights ratio became 90%.

(iii) Results of business affiliations:

The consolidated subsidiaries of the Company are the above seven major subsidiaries.
Total net sales of these seven major subsidiaries were ¥11,886 million and their total net income for the year amounted to ¥1,098 million.

(7) Principal lenders:

Lenders	Balance of borrowings	Number of shares of the Company's common stock held	
	(million yen)	(thousand shares)	(%)
Sumitomo Mitsui Banking Corporation	765	464	2.21
The Ashikaga Bank, Limited	568	434	2.07
Mizuho Bank, Ltd.	548	0	0.00
UFJ Bank Limited	426	-	-
The Mitsubishi Trust and Banking Corporation	377	126	0.60
Development Bank of Japan	318	-	-

(8) Directors and Statutory Auditors:

Title	Name	Position/Occupation
President and Representative Director	Kiyoshi Yasuno	
Senior Managing Director	Yukio Ohashi	General Manager, General Affairs Division
Director	Masako Sato	General Manager, Treasury Department
Director	Tomonori Uno	General Manager, Planning Department
Director	Junko Shishido	In charge of Planning
Standing Statutory Auditor	Tadashi Furuhashi	
Statutory Auditor	Isao Nakamura	Attorney at law
Statutory Auditor	Yukimitsu Watabe	Certified public accountant and tax accountant

(Notes) 1. Mr. Yukimitsu Watabe was elected as Statutory Auditor at the 27th Ordinary General Meeting of Shareholders held on June 27, 2003.

2. Statutory Auditors Messrs. Isao Nakamura and Yukimitsu Watabe are external auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

3. Important facts relating to the state of the Company which occurred subsequent to the closing of accounts:

Stock split
As of May 20, 2004, each share of the Company was split as a result of the resolution of meeting of the Board of Directors held on March 4, 2004. Brief terms are as follows:

(1)	Number of shares increased after stock split:	2,169 thousand shares
(2)	Method of stock split:	Stock split shall be made at the rate of 1.1 shares to each share held by the shareholders appearing in the final register of shareholders and the final register of beneficial shareholders as of March 31, 2004 (Wednesday). Provided, any fractions less than one share after stock split shall be sold and proceeds thereof shall be distributed to the relevant shareholder.
(3)	Dividend accrual period starts from:	April 1, 2004 (Thursday)
(4)	Net income per share assuming that the stock split would have made as of the first day of the dividend accrual period:	¥236.59

(Notes) 1. Figures in this business report are stated by disregarding any fractions of the relevant units indicated; however, rates or ratios are stated by rounding upward or downward any fractions of the relevant units indicated, as the case may be.

2. Consumption taxes are treated on a net-of-tax basis.

BALANCE SHEET

(As of March 31, 2004)

ASSETS	(million yen)
Current assets:	55,199
Cash and deposits	11,638
Notes receivable	2
Accounts receivable - trade	13,444
Operating loans	17,712
Marketable securities	1,979
Merchandise	6,017
Supplies	1,012
Prepaid expenses	341
Deferred tax assets	685
Others	3,584
Allowance for doubtful accounts	(1,219)
Fixed assets:	30,428
Tangible fixed assets:	20,080
Buildings	8,707
Structures	209
Machinery and equipment	231
Vehicles and delivery equipment	39
Tools and fixtures	193
Land	10,349
Construction in progress	348
Intangible fixed assets:	492
Telephone subscription rights	51
Software	424
Others	16
Investment and others:	9,855
Investment securities	4,915
Long-term loans	3,640
Long-term prepaid expenses	126
Long-term deferred tax assets	145
Others	1,141
Allowance for doubtful accounts	(114)
TOTAL ASSETS	85,627

LIABILITIES

Current liabilities:	32,555
Notes payable	18,950
Trade accounts payable	3,836
Short-term borrowings	1,439
Current portion of long-term borrowings	577
Accounts payable	106
Accrued expenses	3,910
Corporate taxes payable, etc.	2,311
Advance receipt	688
Deposits	107
Allowance for bonuses	461
Unrealized profit on installment sales	135
Others	30
Long-term liabilities:	12,639
Straight bonds	5,000
Convertible bonds	5,000
Long-term borrowings	1,737
Allowance for retirement benefits	64
Allowance for retirement gratuities to officers	222
Stock acquisition rights	134
Others	480
TOTAL LIABILITIES	45,195

SHAREHOLDERS' EQUITY

Capital stock:	7,114
Legal reserves:	7,511
Additional paid-in capital	7,511
Others	0
Retained earnings:	28,313
Earned surplus reserve	188
General reserve	21,983
Unappropriated retained earnings for the year	6,141
Net unrealized loss on available-for-sale securities:	134
Treasury stock:	(2,641)
TOTAL SHAREHOLDERS' EQUITY	40,432
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	85,627

(Note) Amounts are stated by disregarding any fractions of ¥1 million

STATEMENT OF INCOME

(For the period from April 1, 2003 to March 31, 2004)

		(million yen)
Ordinary income and expenses		
Operating income and expenses:		
Operating revenue		
Net sales		98,991
Operating expenses		
Cost of sales	43,844	
Deferred profit on installment sales	(421)	
Reversal of adjustment allowances for return of products	135	
Selling, general and administrative expenses	46,587	90,146
Operating income		**8,844**
Non-operating income and expenses:		
Non-operating income		
Interest and dividends income	97	
Gain on sales of securities	599	
Other non-operating income	720	1,417
Non-operating expenses		
Interest expenses	63	
Other non-operating expenses	575	638
Ordinary income		**9,623**
Extraordinary income and expenses		
Extraordinary income:		
Gain on sales of fixed assets	4	
Gain on retired loans	34	38
Extraordinary expenses:		
Loss on disposal of fixed assets	6	
Loss on sales of investment securities	13	
Loss on revaluation of investment securities	122	
Loss on revaluation of investments	10	152
Net Income before taxes		**9,509**

Corporate, inhabitant and enterprise taxes	4,320	
Deferred taxes	(320)	3,999
Net income for the year		**5,510**
Unappropriated retained earnings brought forward from the previous year		631
Unappropriated retained earnings for the year		**6,141**

(Note) Amounts are stated by disregarding any fractions of ¥1 million.

Significant accounting policies:
[translation omitted]

Notes to the Balance Sheet and Statement of Income:
[translation omitted]

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	6,141,253,764
To be appropriated as follows:	
Cash dividends (¥25 per share)	524,493,950
General reserve	5,000,000,000
Unappropriated retained earnnings carried forward	616,759,814

(Note) Cash dividends are calculated by excluding 716,120 shares of treasury stock of the Company.

Copy of Account Auditors' Audit Report:
[translation omitted]

Copy of Audit Report of the Board of Statutory Auditors:
[translation omitted]

INFORMATION RELATING TO VOTING

1. Total number of voting rights of total shareholders:

   419,045 shares

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 28th business year

The proposed appropriation of retained earnings is as set forth in the attached document. With regard to dividends for the business year under review, management with the aim of increasing internal reserves for a stronger corporate basis and future business development and in appreciation of our shareholders' incessant support, proposes that ¥25 be paid per share (the same amount for the previous business year).

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

   Under the "Law Amending the Law Concerning Special Treatment of the Commercial Code Concerning the Commercial Code and Audit etc. of Corporation" (Law No.132, 2003; effective as of September 25, 2003), the method to acquire treasury stock upon resolution of board of director in accordance with the articles of incorporation has become available. Pursuant thereto, new provision "acquisition of treasury stock" to the Company's Articles of Incorporation is hereby proposed, in order to proceed flexible capital strategy corresponding to business circumstances.

2. The particulars of the proposed amendment:

   The particulars of the proposed amendment are as follows:

(Underlines show the amendment.)

Before the amendment	As amended
(new provision) Articles 6. to 37. (description omitted)	(Acquisition of treasury stock) Article 6. The Company may acquire its treasury stock upon resolution of the meeting of the Board of Director. Articles 7. to 38. (same)

Proposition No. 3: Election of all of five Directors

The term of office of all of five Directors will expire as at the close of this General Meeting. Hence, it is hereby proposed that five Directors be elected.

The candidates for Directors are as follows:

a) Candidate No.
b) Name (Date of birth)
c) Number of shares held in the Company
[translation of other descriptions omitted]

- - - - -

a) 1

b) Kiyoshi Yasuno (December 14, 1944)

c) 4,259,294 shares

- - - - -

a) 2

b) Yukio Ohashi (January 26, 1941)

c) 9,539 shares

- - - - -

a) 3

b) Masako Sato (October 11, 1947)

c) 38,189 shares

- - - - -

a) 4

b) Tomonori Uno (January 7, 1955)

c) 7,010 shares

- - - - -

a) 5

b) Junko Shishido (May 22, 1958)

c) 7,260 shares

- - - - -

(Note) [translation omitted]

Proposition No. 4: Election of one Statutory Auditor

The term of office of Statutory Auditor Mr. Isao Nakamura will expire as at the close of the General Meeting. Hence, it is hereby proposed that one Statutory Auditor be elected.

The candidate for Statutory Auditor is as follows:

Isao Nakayama (August 8, 1933)
[translation of details omitted]

- END -

File No. 82-5233

(Translation)

June 29, 2004

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 28TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that reports were made and resolutions were adopted at the 28th Ordinary General Meeting of Shareholders of the Company held this day as set forth below.

Yours very truly,

4-2, Miyamoto-cho,
Ageo City, Saitama Prefecture

BELLUNA CO., LTD.

Kiyoshi Yasuno
President and Representative Director

Description

Matters reported:

Report on the balance sheet as of March 31, 2004, the business report and statement of income for the 28th business year (from April 1, 2003 to March 31, 2004) and the cancellation of shares of treasury stock of the Company.

The particulars of the above accounting documents were reported to the meeting based on the report for the 28th business year.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 28th business year

The proposition was approved and adopted as proposed. The dividend for the 28th business year was decided to be ¥25 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Election of five Directors

The proposition was approved and adopted as proposed. Messrs. Kiyoshi Yasuno, Yukio Ohashi, Masako Sato, Tomonori Uno and Junko Shishido were elected as Directors and each of them assumed office.

Proposition No.4: Election of one Statutory Auditor

The proposition was approved and adopted as proposed. Mr. Isao Nakamura was elected as Statutory Auditor and he assumed office.

- E N D -

Payment of dividends

Pursuant to the resolution of the General Meeting of Shareholders, the dividends for the 28th business year (¥25 per share) will be paid, and please receive such payment at any post office convenient for you upon referring to the endorsement of the enclosed "Notice of Postal Transfer Payment of Dividends" for the period from and including June 30, 2004 to and including July 30, 2004. If you have elected to receive the payment of such dividends by transfer to your bank or post office account, please confirm it by referring to the enclosed "Statement of Dividends" and "Confirmation of Account for Dividend Transfer".

File No. 82-5233

Brief Explanation of
Annual Securities Report for the 28th Business Year dated June 29, 2004

This information is Annual Securities Report, so-called *Yuuka Shoken Hokokusho,* which should be submitted by the reporting company whose shares are typically listed on the stock change in Japan to the relevant finance bureau no later than three months after the end of each fiscal year pursuant to Article 24 of the Securities and Exchange Law of Japan. The purpose of this disclosure requirement is for investors to make proper and accurate judgment on the financial conditions and business performances of the reporting company

The Annual Securities Report includes financial statements for the relevant fiscal year and other certain information which may be material to an investment decision.

The Annual Securities Report of BELLUNA CO., LTD. (the "Company") states the following information:

- As of March 31, 2004, the Company has seven consolidated subsidiary. For the year ended March 31, 2004, total consolidated net sales amounted to ¥109,626 million (¥105,126 million for the year ended March 31, 2003) and non-consolidated net sales amounted to ¥98,991 million (¥93,419 million for the year ended March 31, 2003).
- For the year ended March 31, 2004, consolidated operating income amounted to ¥10,169 million (¥10,684 million for the year ended March 31, 2003) and non-consolidated operating income amounted to ¥8,844 million (¥9,581 million for the year ended March 31, 2003).
- For the year ended March 31, 2004, consolidated net income amounted to ¥6,490 million (¥6,253 million for the year ended March 31, 2003) and non-consolidated net income amounted to ¥5,510 million (¥5,457 million for the year ended March 31, 2003). The company mainly engaged in catalog business.
- As of March 31, 2004, the number of regular employees on a consolidated basis is totally 789.
- The total shareholders' equity of the Company was ¥40,432 million as of March 31, 2004.

-end-